Exhibit 23.1

Consent of Independent Registered Certified Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 27, 2014 (except for Note 29, as to which the date is October 14, 2014 ) in the Registration Statement (Form S-4) and related Prospectus of Walter Investment Management Corp. for the registration of $575,000,000 principal amount of 7.875% Senior Notes due 2021, and to the incorporation by reference therein of our report dated February 27, 2014, with respect to the effectiveness of internal control over financial reporting of Walter Investment Management Corp. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tampa, Florida

October 14, 2014